UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                           Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On October 2, 2018 Husky Energy Inc. placed an announcement in the newspaper regarding its proposal to acquire all the outstanding common shares of MEG Energy Corp. The announcement is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: October 2, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of MEG Energy Corp. and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Husky Energy Inc. The Offer (as defined below) is being made solely by the Offer to Purchase and Circular (as defined below) and any amendments, supplements or modifications thereto, and is being made to all holders of Common Shares (as defined below) except with respect to certain residents of the United States as specified in such Offer to Purchase and Circular. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders (as defined below) in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror (as defined below) may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Any residents of the United States should read carefully the paragraphs under “NOTICE TO SHAREHOLDERS IN THE UNITED STATES” set forth below.

NOTICE OF OFFER TO PURCHASE

all of the outstanding Common Shares of

MEG ENERGY CORP.

by HUSKY ENERGY INC.

for consideration per Common Share, at the choice of each holder, of

(i) $11.00 in cash (the “Cash Consideration”); or

(ii) 0.485 of a Husky common share (the “Share Consideration”)

Husky Energy Inc. (“Husky” or the “Offeror”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of MEG Energy Corp. (“MEG”), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan of MEG, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined below) upon the exercise of the MEG Options (as defined in the Offer to Purchase and Circular) or upon any other exercise, exchange or conversion of securities of MEG into Common Shares (other than pursuant to the SRP Rights). Under the Offer, each holder of Common Shares (each a “Shareholder” and collectively, the “Shareholders”) may choose to receive either (i) the Cash Consideration for each Common Share held or (ii) the Share Consideration for each Common Share held, subject to pro-ration as set out in the Offer to Purchase and Circular. Shareholders, other than Electing Shareholders (as defined in the Offer to Purchase and Circular), may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out in the Offer to Purchase and Circular. Electing Shareholders may choose to receive the Share Consideration for all of their Common Shares or a blend of Cash Consideration and Share Consideration for each of their Common Shares, subject to pro-ration as set out in the Offer to Purchase and Circular. The total amount of cash available under the Offer is limited to $1 billion and the total number of common shares of Husky (“Husky Shares”) available is limited to 107,215,520 Husky Shares (based on the number of Common Shares, MEG Options, MEG Treasury-Settled RSUs and MEG Treasury-Settled PSUs (as such terms are defined in the Offer to Purchase and Circular) outstanding as of June 30, 2018, as disclosed by MEG).

The Offer, which is subject to certain terms and conditions, is set forth in the offer to purchase and related take-over bid circular dated October 2, 2018 (the “Offer to Purchase and Circular”) and the letter of transmittal (the “Letter of Transmittal”) and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) accompanying the Offer to Purchase and Circular (collectively, the “Offer Documents”), copies of which are being filed with the securities regulatory authorities in Canada. Copies of the Offer Documents will be available at www.sedar.com.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 16, 2019 (the “Expiry Time”), unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MEG”. The Husky Shares are listed on the TSX under the symbol “HSE”. The Offer delivers an immediate 44% premium to MEG’s 10-day volume-weighted average share price of $7.62 as of September 28, 2018, the last trading day prior to Husky announcing its intention to make the Offer, and a 37% premium over MEG’s closing price of $8.03 as of the same date.

Shareholders depositing Common Shares will be deemed to have deposited all SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on January 16, 2019 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, together with the associated SRP Rights, representing more than 50% of the outstanding Common Shares, excluding any Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares (with the associated SRP Rights) that together with the Common Shares held by Husky at the Expiry Time, represent at least 66 2/3% of the outstanding Common Shares (calculated on a Fully-Diluted Basis, as defined in the Offer to Purchase and Circular); (iii) the Offeror shall have determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect (as defined in the Offer to Purchase and Circular); and (iv) that certain regulatory approvals will have been obtained and/or waiting periods expired. These and other conditions of the Offer are fully described in the Offer to Purchase and Circular.

The Offeror has engaged D.F. King Canada to act as information agent (the “Information Agent”) and AST Trust Company (Canada) to act as depositary (the “Depositary”) for the Offer. Goldman Sachs Canada Inc. has been engaged to act as exclusive financial advisor to the Offeror. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal accompanying the Offer to Purchase and Circular and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares; or (ii) guaranteed delivery using the Notice of Guaranteed Delivery accompanying the Offer to Purchase and Circular, or a manually executed facsimile thereof.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances which are fully described in the Offer to Purchase and Circular. The sale of Common Shares pursuant to the Offer may be a taxable transaction for Canadian and U.S. federal income tax purposes. Shareholders should carefully review the Offer to Purchase and Circular in this respect and, as necessary, consult their own tax advisors with respect to their particular circumstances.

The Offeror is requesting the use of MEG’s shareholder and security holder lists and security position listings for the purpose of disseminating the Offer Documents to Shareholders and holders of Convertible Securities (as defined in the Offer to Purchase and Circular). When that information is provided, the Offer Documents will be mailed to record holders of Common Shares and Convertible Securities and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the name of whose nominees, appear on MEG’s shareholder and security holder lists or who are listed as participants in a security position listing for subsequent transmittal to beneficial owners.

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents, all of which are incorporated herein by reference. The Offer Documents contain important information that Shareholders are urged to read in their entirety before making any decision with respect to the Offer.

All references to “$” herein refer to Canadian dollars. All cash payments under the Offer will be made in Canadian dollars.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. Copies of the Offer Documents can be obtained without charge from the Information Agent. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set out below.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Husky intends to make such offer and sale of Husky Shares under the Offer subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (“SEC”) under the US Securities Act of 1933, as amended. The registration statement covering such offer and sale, will include various documents related to such offer and sale. HUSKY URGES INVESTORS AND SHAREHOLDERS TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of the Husky Shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel and Secretary of Husky, at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, telephone (403) 298-6111.

Husky is a foreign private issuer and permitted to prepare the Offer to Purchase and Circular and other offer documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Husky prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders should be aware that owning the Husky Shares may subject them to tax consequences both in the United States and Canada. The Offer to Purchase and Circular may not describe these tax consequences fully. Shareholders should read any tax discussion in the Offer to Purchase and Circular, and Shareholders are urged to consult their tax advisors.

A Shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Husky is incorporated in Alberta, Canada, some or all of Husky’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of Husky’s assets and of the assets of such persons are located outside the United States. Shareholders in the United States may not be able to sue Husky or Husky’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE HUSKY SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Husky or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is being made only for Common Shares and the accompanying SRP Rights and is not made for any Convertible Securities (including MEG Options, MEG Treasury-Settled PSUs or MEG Treasury-Settled RSUs) or other rights (other than SRP Rights) to acquire Common Shares. Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Common Shares should, to the extent permitted by the terms of the Convertible Securities and applicable law, exercise, exchange or convert the rights under such Convertible Securities to acquire Common Shares and tender the underlying Common Shares in accordance with the terms of the Offer.

If you have any questions, please contact D.F. King Canada, the Information Agent in connection to the Offer, by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com. To keep current with further developments and information about the Offer, www.huskyenergy.com/bettertogether.